Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	9 Months Ended	12 Months Ended		12 Months Ended
	Sep. 30,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2007	2006	2005	2004	2003
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$36,654	$49,118	$50,230	$51,422	$56,243	$69,904	$76,585
Other Interest (1)	1,012	1,530	4,538	6,436	2,597	1,263	1,820
Interest on Capital Lease Obligations	42,953	59,059	64,477	72,556	79,064	85,869	84,053

Total Fixed Charges	$80,619	$109,707	$119,245	$130,414	$137,904	$157,036	$162,458

Net Income (Loss)	$(15,335)	$(929)	$53,456	$66,745	$48,267	$46,127	$128,913

Less:
Cumulative Effect of Accounting Change — Net of Tax	—	—	—	—	(626)	—	67,471

Net Income/(Loss) from Continuing Operations	(15,335)	(929)	53,456	66,745	48,893	46,127	61,442

Add (Deduct):
(Income) Losses from Equity Investees (2)	(1,381)	(1,381)	—	(320)	(314)	(131)	(76)
Income Taxes	(5,081)	5,182	35,542	42,478	33,907	34,815	21,090
Total Fixed Charges	80,619	109,707	119,245	130,414	137,904	157,036	162,458

Total Earnings before Taxes and Fixed Charges	$58,822	$112,579	$208,243	$239,317	$220,390	$237,847	$244,914

Ratio of Earnings to Fixed Charges	0.730	1.026	1.746	1.835	1.598	1.515	1.508

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2)	Truepricing and Inncom (Income) Losses.